

05009548

6/29

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME	**Bone Medical Limied**
*CURRENT ADDRESS	**Suite 2, 1 Sarich Way** **Technology Park** **Bentley 6102** **Western Australia**
**FORMER NAME	**Aliquot Asset Management**
**NEW ADDRESS	

FILE NO. 82- 34895 **FISCAL YEAR** 2004 6-30-04

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	X
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF / BY: S. Min

DATE: 07/08/05


Bone Medical

BONE MEDICAL LIMITED

AND ITS CONTROLLED ENTITIES
(formerly REVENIR LIMITED AND ALIQUOT ASSET MANAGEMENT LIMITED)

ABN 70 009 109 755

ANNUAL FINANCIAL REPORT

30 JUNE 2004

CONTENTS

BONE MEDICAL LIMITED AND ITS CONTROLLED ENTITIES

ABN 70 009 109 755

BONE MEDICAL LIMITED AND ITS CONTROLLED ENTITIES
ABN 70 009 109 755

Chairman & Chief Executive's Statement
For the Year ended 30 June 2004

Dear Shareholder

We are delighted to report that the year under review has been a most significant one for your Company and has seen the transformation (completed subsequent to the year end) of Revenir Limited from a property management company into Bone Medical Limited, a global leader in the development of new biopharmaceutical treatments for bone and joint disorders, with a particular focus on osteoporosis and arthritis.

The rent roll management business subsidiary, Aliquot Property Management Pty Ltd, was sold to Key 2 Limited on 5 December 2003, leaving the company with cash and receivables but few other assets. After completion of the sale of the rent roll business, for a total consideration of $1.65 million, the directors of the business looked for opportunities to transform the company into a strong, sustainable business for the future via an acquisition or similar transaction.

That transformation was completed through the acquisition and integration of 80% of Bone Limited (subsequent to the year end), a British specialist bio-pharmaceutical company, in an all-share transaction that preserved shareholder funds for the development of the business activities of Bone. The new combined business changed its name to Bone Medical Limited

According to a report in the BRW (August 19-25), in the June quarter PriceWaterhouseCoopers identified only 2 companies to have completed human efficacy studies (so-called Phase 2 clinical studies) for any project, with 2 others reporting negative outcomes. The positive outcomes from our first human clinical Phase I/IIa study using BN002 oral calcitonin places Bone Medical firmly amongst the leaders in biotechnology in Australia.

Bone Medical has some unique features that may allow the company to succeed in a way that many other biotechnology companies have been unable to, notably:

- Access to 3 foundation technologies that provide different types of treatment solutions for bone and joint disease
    - AxCess – Oral Delivery allows re-formulation of existing drugs, representing a lower risk in development, because it is already known that the drugs work.
    - Mozaic – A fast way to develop new therapies for disease by screening directly against those cells or tissues causing the problem.
    - VaxCine – An approach that can modify autoimmune processes involved in some musculo-skeletal disorders
- A low cost approach to operations that aims to keep corporate overheads to a minimum, while maximising investment in value driving project development.
- A portfolio of projects ranging in development stage from discovery to pre-clinical and through to human clinical trials, giving the company a diversified project list both in terms of stage of development and risk profile.
- A focus on drug development activities rather than basic research, which defrays risk, as shareholders funds are applied into developments that have already shown therapeutic potential in the laboratory.
- An approach to relationships with major pharmaceutical businesses that is flexible, and inclusive, and has allowed Bone Medical to work with larger companies early, and may lead to more positive partnership developments in the future.

The company's portfolio is well balanced between lower risk projects already in the clinical setting that may have a higher likelihood of success commercially, and more speculative potential breakthrough treatments such as the osteoclast and osteoblast regulators that could change the treatment paradigm for osteoporosis in years to come.

Bone Medical's developments are in significant therapeutic markets of over USD$500 million and all have the potential to be significant if successfully developed in sales terms, of over USD$100m. Bone Medical would look to receive a double digit % of these future sales via sales and marketing partnerships.

As part of the due diligence process an Independent Technical Expert Report was commissioned and completed by Aoris Nova Pty Ltd, Sydney (**Aoris Nova**). To complete the analysis Aoris Nova assessed the technologies licensed in by Bone Limited, the Company's business strategy, the markets addressed by the technology and the Company's ability to access and satisfy these markets in a reasonable time.

In summary Aoris Nova concluded that:

- They believe Bone's technologies are well founded and have the potential to generate competitive products;
- The market opportunity remains attractively large and growing if the Company's products demonstrate advantages over competing drugs, which they believe Bone's products have the potential to do;
- The technologies are the subject of several patent applications which cover the requisite scope of Bone's research and development effort; some of these are not yet granted;
- The two lead products do not contain new chemical entities and their development and regulatory pathway is therefore likely to be shorter and less costly than for novel drugs. These products are relatively close to licensing out if they succeed in phase II trials and they believe that these are appropriate and accessible target areas for the Company; and
- The previous experience of Bone's board and management in drug development and commercialisation provides contacts and a breadth of expertise appropriate to the effective functioning of a small biotechnology company.

Bone Medicals core bio-pharmaceutical projects are outlined below:

	Development Status					Total Target Market Size	Patent Coverage
	Drug Discovery	Pre-Clinical	Phase I	Phase II	Phase III		
Oral calcitonin BN002						US$700 milllion	Axess™ pending
Oral PTH BN003						US$3.8 billlion	Axess™ pending
TNF regulation BN006						US$3.3 billlion	Mozaic™ pending
Osteoblast/osteoclast regulation BN005/BN008						US$3.8 billlion	Mozaic™ pending
Collagen tolerisation BN007						US$3.3 billlion	Vaxine™ granted in Europe

BN002 Oral Calcitonin

- Current global market for injectable & nasal calcitonin is reported at US$700 million per annum.
- Positive Phase 1-2a human study completed in the UK. Results indicate that the product is active in humans without compromising safety or tolerability.
- Non-NCE (New Chemical Entity) project.

BN003 Oral Parathyroid Hormone (PTH)

- Injectable PTH is deemed to be a major advance in the treatment of osteoporosis and is estimated to reach US$450 million annual sales by 2007.
- Three pre-clinical studies have been completed by a major global pharmaceutical company. Human clinical studies are planned for 2004-05.
- Non-NCE (New Chemical Entity) project.

BN006 TNF Regulators

- Current market for injectable or infusion anti-TNF products is US$3.3 billion per annum.
- Bone's BN 006 project has developed a new therapeutic class for the potential treatment and / or prevention of rheumatoid arthritis and a library of potential drug candidates.
- Pre-clinical studies are being undertaken in collaboration with a world-renowned rheumatology group.

BN005/BN008 Bone Cell Regulators

- Current sales of anti-resorptive bisphosphonates, which are regarded as the first line of treatment for osteoporosis, total approximately US$3.85 billion per annum.
- Drug discovery phase. Further work in collaboration with a renowned Australian arthritis group is in planning to commence later in 2004.

BN007 Joint Protection & Collagen Tolerance Programme

- Arthritis is one of the most common medical problems in the world and the number one cause of disability.
- Drug discovery phase. An academic alliance partner is being selected and negotiations are ongoing.
- Secondary pre-clinic work is due to commence in 2004.

Current Outlook:

The business will continue to invest in the core programs depicted above over the coming year, and will consolidate its position as a global leader in the development of new treatments for bone and joint disorders.

Each of these core programs could provide a source of strong news-flow over the coming 12 months. Positive news in projects should increase the prospects for the company to generate value and commercial returns for shareholders through partnerships and alliances.

At the same time the company will continue to have a lower cost model with a predictable rate of cash burn, and does not envisage any major capital expenditure for the foreseeable future.

By June 2005 we have a target to have our two lead projects both in full phase 2 development of human testing, and to be in a position with regulatory agencies to agree on the final registration process and timescales.

In addition to that two further programs, (known as BN006 - *TNF Regulators* & BN007 - *Joint & Collagen Tolerance Programme*) both potential breakthrough treatments in the field of rheumatoid arthritis, whilst the current discovery projects may have moved into the pre-clinical testing phase.

We believe the prospects for our business are,sound and we are grateful for the hard work of all our present and past employees and collaborators internationally, in transforming the business in the last 12 months into one of Australia's leading emerging bio-pharmaceutical companies.

Yours sincerely



Jim Phillps
CEO

Michael Perrott
Chairman

BONE MEDICAL LIMITED AND ITS CONTROLLED ENTITIES
ABN 70 009 109 755

CORPORATE DIRECTORY

Directors:	Michael Delaney Perrott – Non- executive Chairman Richard Basham - Non-Executive Director Christopher Robert Bilkey - Non-Executive Director Ross Kestel - Non-Executive Director Dr James Neil Phillips – Chief Executive Officer Glen Nicholas Travers – Co - Founder and Non-Executive Director
Company Secretary:	John Richard Frame Jane Elizabeth Swindells
Registered Office:	2/1 Sarich Way Technology Park Bentley WA 6102 Telephone: (61 8) 9355 5123 Facsimile : (61 8) 9355 5210
Share Registry:	Security Transfer Registrars Pty Limited 770 Canning Highway Applecross WA 6153 Telephone: (61 8) 9315 0933 Facsimile: (61 8) 9315 2233
Bankers:	St George Bank Level 11 152-158 St George's Terrace Perth WA 6000
Auditors:	BDO Chartered Accountants and Advisers Level 8 256 St George's Terrace Perth WA 6000
Solicitors:	Blakiston and Crabb 1202 Hay Street West Perth WA 6005
Website:	www.bonemedical.com
ASX Code:	BNE
Stock Exchange:	The Company is listed on the Australian Stock Exchange. The home exchange is Perth.
Other Information:	Bone Medical Limited, incorporated and domiciled in Australia, is a publicly listed company, limited by shares.

BONE MEDICAL LIMITED AND ITS CONTROLLED ENTITIES
ABN 70 009 109 755

CORPORATE GOVERNANCE STATEMENT

The Board of Bone Medical Limited ("Bone Medical" or "Company") acknowledge that corporate governance is the system by which companies are directed and managed. It influences how the objectives of the company are set and achieved, how risk is monitored and assessed, and how performance is optimised.

The Board further acknowledges that good corporate governance procedures encourage companies to create value whilst providing accountability and controls commensurate with the risks involved.

However, corporate governance is the balance between the need for managerial risk taking and entrepreneurial energy and high capacity, with the need for some form of monitoring such that management direction is aligned with the interests of those of the shareholders and other stakeholders.

Directors are responsible for the Corporate Governance practices of a Company and to this end, need to establish appropriate

- Responsibilities
- Accountabilities and
- Checks and balances (supervision and control).

Effective corporate governance within the Company encourages the use of Board expertise in ways that maximise each director's contribution.

Bone Medical is committed to high standards of Corporate Governance.

Policies and procedures which follow the "Principles of Good Corporate Governance and Best Practice Recommendations" issued by the Australian Securities Exchange ("ASX") Corporate Governance Council in March 2003, to the extent they are applicable to the Company, have been adopted.

These documented policies and procedures form the basis of the Company's corporate governance system.

Board Charter

The Board shall, as a preference, consist of:

- An appropriate number of independent non-executive directors;
- At least one member with appropriate professional and technical skills relevant to the pharmaceutical or biotechnology industry.

At the date of this report the directors are:

- Michael Perrott – Independent Non -executive Chairman
- Richard Basham – Independent Non – executive director
- Chris Bilkey – Independent Non - executive director
- Ross Kestel – Independent Non – executive director
- Dr James Phillips – Executive director (CEO)
- Glen Travers – Co-Founding Non – executive Director

The Chairman is a non-executive director who is the beneficial holder of securities in the Company as disclosed in the notes to the accounts. He is currently not a substantial shareholder nor is he associated with any organisation that provides material services to the Company.

The Board has not adopted a tenure policy.

BONE MEDICAL LIMITED AND ITS CONTROLLED ENTITIES
ABN 70 009 109 755

CORPORATE GOVERNANCE STATEMENT

Generally, no director of a company shall hold office for a continuous period in excess of three years or past the third annual general meeting following the director's appointment, whichever is the longer, without submitting for re-election.

Candidates for Board positions shall be nominated by the Board Nominations Committee for consideration by the Board. The whole Board shall decide on the recommendations of new directors made by the committee.

In selecting new members for the Board, directors shall have regard to the appropriate skills and characteristics needed by the Board as a whole. The directors shall endeavor to appoint individuals who would provide the mix of director characteristics and diverse experiences, perspectives and skills appropriate for the company.

The management and control of the business of Bone Medical is vested in the Board.

The Board's primary responsibility is to oversee Bone Medical's activities and management for the benefit of shareholders.

The Board also recognises its responsibilities to Bone Medical's employees, the environments and communities in which the Company operates and where appropriate, other stakeholders.

The Board strives to create shareholder value and ensure that shareholders' funds are prudently safeguarded.

The Board has delegated responsibility for the day-to-day activities to the Chief Executive Officer who is supported by his staff and a Scientific Advisory Committee (which includes the CEO). The Board ensures that this Committee is appropriately qualified and experienced to discharge their responsibilities and has in place procedures to assess the performance of the Committee.

The roles of the Chairman and the CEO or MD are not combined.

Although there is a clear division between the responsibilities of the Board and management, the Board is responsible for ensuring that management's objectives and activities are aligned with the expectations and risks identified by the Board. The Board has a number of mechanisms in place to ensure that this is achieved.

These mechanisms include the following:

- Establishment of the Scientific Advisory Committee;
- Establishment of an Audit and Risk Management Committee;
- Establishment of the Remuneration Committee; and
- Establishment of the Board Nominations Committee;
- The Board oversees the strategic direction of the company.
- The Board approves all budgets.
- The Board receives detailed Board papers and a management report on a regular basis showing the monthly and year to date performance of all aspects of the company, compared to budget.
- Procedures are in place to allow any director or Committee of the Board to seek external professional advice as considered reasonable and necessary, at the company's expense.
- Procedures are in place to incorporate presentations from senior management at relevant Committee meetings on an as required basis to increase the Committee's understanding of the area. Further, the Board may request further information from management from time to time on any issue.
- In the event that a potential conflict of interest may arise, involved directors are to notify and consider with the Chairman of the Board or sub committee withdrawing from deliberations concerning the matter. The requirements of "Conflicts of Interests" as specified in the Corporations Law will be adhered to.

CORPORATE GOVERNANCE STATEMENT

All the Board committees operate under formal charters approved by the Board.

Scientific Advisory Committee

The committee shall be appointed by the Board of directors and shall comprise at least two directors. It can consist of non-Board non-executive persons. Persons serving on this committee should have diverse, complementary backgrounds, the majority of which will preferably be independent of management. The committee, as a preference, is to consist of at least 2 directors one of whom shall have leadership and Pharmaceutical Development or Biopharmaceutical experience.

The Scientific Advisory Committee shall provide assistance to the Board of directors in fulfilling its corporate governance and oversight responsibilities which are followed by all Company personnel and ensuring that appropriate training is conducted where necessary.

The members of this Committee are:

- Chris Bilkey – Chairman
- Dr James Phillips – CEO
- Dr Roger New – Co Founder and Chief Scientist, Proxima Concepts
- Glen Travers – Co-Founder and Director

Board Nominations Committee

The committee shall as a preference include at least 2 members of the Board of directors. The chairperson of this committee is to be elected by the members of that committee.

The Board Nominations Committee shall provide advice on the process to be adopted by the Company in selecting persons to fulfil the role of a Board member of the Company as well as taking responsibility for evaluating the Board's performance.

The members of this Committee are:

- Leon Ivory – Chairman (Non–executive Chairman of Bone Medical Limited)
- Michael Perrott – Chairman of Bone Medical Limited
- Glen Travers – Co-Founder & Director

Audit and Risk Management Committee

This committee shall be appointed by the Board of Directors and shall comprise at least two directors that have diverse, complementary backgrounds, and as a preference be independent of management and the Company. In addition, the committee chair shall have leadership experience and strong finance, accounting and/or business background. At least one member shall have a reasonable level of accounting and/or related financial management expertise as determined by the Board of directors. At least one member will have requisite pharmaceutical, biopharmaceutical or scientific experience.

The audit and risk management committee shall provide assistance to the Board of directors in fulfilling its corporate governance and oversight responsibilities, as well as advise on the modification and maintenance of the company's financial reporting, internal control structure, risk management systems, external audit functions, and appropriate ethical standards for the management of the company. A further purpose of the committee is to check the ongoing independence of the external auditors. In doing so, it is the responsibility of the committee to maintain free and open communication between the committee, external auditors and management of the Company.

In discharging its oversight role, the committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities, and personnel of the Company and the authority to engage independent counsel and other advisers as it determines necessary to carry out its duties.

BONE MEDICAL LIMITED AND ITS CONTROLLED ENTITIES
ABN 70 009 109 755

CORPORATE GOVERNANCE STATEMENT

The CEO and CFO will report in writing on the propriety of compliance on internal controls and reporting systems and that they are working efficiently and effectively in all material respects.

The committee shall advise on the modification and maintenance of the Company's risk management systems, the Company's risk profile, compliance and control and assessment of effectiveness.

The members of this Committee are:

- Richard Basham – Chairman (Independent Non-executive director)
- Chris Bilkey – Independent Non–executive director.

The intention is to appoint other members of the audit and risk management committee in time based on suitable qualifications and experience.

Remuneration Committee

The committee shall as a preference consist of a minimum of two directors. The committee is to be chaired by a person who shall have leadership experience.

The remuneration committee shall ensure that the level and composition of remuneration to the Board and executives is sufficient and reasonable and that its relationship to the performance by Company personnel is defined. The committee must ensure that the Company provides disclosure in relation to its remuneration policies to enable shareholders to understand the costs and benefits of the policies to the Company's financial performance and that there is a link between the remuneration paid to directors and the Company's performance.

The shareholders approve the aggregate remuneration payable to directors and the Board itself determines the split amongst its members based on reference to applicable commercial rates and the stage of Company development. The Remuneration Committee sets the broad executive remuneration parameters that the Company will adopt.

Shareholders will be asked in due course to approve an equity based remuneration scheme to be adopted by the Company

The members of this Committee are:

- Leon Ivory – Chairman (Non–executive Chairman of Bone Limited)
- Richard Basham – Independent Non-executive director.

The Board has adopted various policies and procedures to ensure propriety with its governance objectives. The salient policies and procedures in this regard are:

Directors and Executive Officers Code of Conduct

This Code of Conduct sets ethical standards for the directors of Bone Medical. Directors will pursue the highest standards of ethical conduct in the interests of shareholders and all other stakeholders.

The directors must comply with the statutory requirements set out in the Corporations Law at all times.

Performance Evaluation Process

The Board will review its performance and the performance of the individual directors (including the CEO), the committees of the Board, and management annually. This is an important element of the Board's monitoring role, especially with regard to long term growth of the company and of shareholder value.

... discuss their performance as a whole

The chairperson of the Board is responsible for meeting with the individual directors to discuss their individual performance and contribution to the Board. At least annually the Board must review the performance of committees reporting to it to ensure that the committees are achieving outcomes.

The CEO is responsible for assessing the performance of the key executives within the organisation. This is to be performed through a formal process before July of each year.

Based on the evaluation of the individual's performance, the CEO is required to present a document to the Remuneration Committee outlining the proposed compensation arrangements for each individual employee. The Remuneration Committee are then responsible for reviewing the compensation arrangement, making adjustments if necessary and preparing a recommendation to the Board of the compensation arrangements for each individual.

The results of any review of the performance of an individual within the Company should be linked to their compensation arrangement.

In the event that a director, key executive or employee is not performing to an acceptable level, then a performance evaluation can be conducted on an as needs basis.

Dealings in Bone Medical's Securities

This policy summarises the law relating to insider trading and sets out the policy of the Company on directors and employees dealing in the Company's shares and options.

If directors or employees have "price-sensitive information" relating to the Company which has not been published or which is not otherwise "generally available", they may not

- buy, sell or otherwise deal in Bone Medical shares or options during critical times (i.e. before the release of quarterly and/or yearly financial results and a major announcement)
- advise, incite or encourage another person (for example, a family member, a friend, a family company or trust) to buy or sell Bone Medical shares or options; or
- pass on information to any other person, if it is known or ought reasonably to be known that the person may use the information to buy or sell (or procure another person to buy or sell) Bone Medical shares or options.

Any director, senior management or employee intending to trade in the Company's shares or securities exceeding $100,000 in value, must give the Chairman one (1) day's written notice.

Directors and employees are not permitted to deal in the Company's securities when the Chairman notifies in writing of a securities trading embargo.

Directors and employees are required to comply with the law governing insider trading provisions and are not permitted to deal in the Company's securities for a period of 24hours following an announcement made by the company to the stock exchange where such an announcement contains price sensitive information.

Communications Strategy

The directors of Bone Medical recognise the importance of forthright communication and in order to prosper and achieve growth, it must (among other things) earn the trust of employees, customers, suppliers, communities and shareholders. The directors of Bone Medical similarly recognise the danger of leakage of confidential information and how such leakage could destroy shareholder value. Therefore a balance between forthright communication and leakage of confidential information is paramount.

BONE MEDICAL LIMITED AND ITS CONTROLLED ENTITIES
ABN 70 009 109 755

CORPORATE GOVERNANCE STATEMENT

In accordance with the disclosure requirements of the Corporations Act 2001 and the Australian Stock Exchange ("ASX") Listing Rules, the Company follows the following three main forms of information disclosure:

- continuous disclosure - which is its core disclosure obligation and primary method of informing the market and shareholders;
- periodic disclosure - in the form of full-year and half-year reporting and the quarterly reporting of research, development and production information together with corporate activities; and
- specific information disclosure - as and when required, of administrative and corporate details, usually in the form of ASX releases.

The Board aims to ensure that shareholders are kept informed of all major developments affecting the Company. Hence, in addition to its market disclosure, the Directors ensure shareholders are kept informed through a variety of other means:

- Shareholders can gain access to information about the company, including the annual report, half yearly and quarterly reports, the Chairman's address delivered at the Annual General Meeting, key policies, the company's web site and other important information.
- In conducting briefings, the Company takes care to ensure that any price-sensitive information released is made available to all shareholders (institutional and private) and the market at the same time and in accordance with the requirements of the ASX.
- Information is also released by email to all persons who have requested their name to be added to the contact database. Any person wishing to be added to this database can do so by contacting the Company Secretary.
- The principal communication with private investors is through the provision of the Annual Report and financial statements and the Annual General Meeting. The Annual Report is made available to shareholders on a yearly basis. Notice of the Annual General Meeting is posted to shareholders at least 28 days in advance of the meeting. Shareholders also receive notices in relation to all meetings in which shareholders are permitted to attend.

The directors recognise the rights of shareholders and encourage the effective exercise of those rights through the following means:

- Notices of meetings are distributed in accordance with the Corporation's Act and provide shareholders with the opportunity to attend general meetings;
- Shareholders are encouraged to use their attendance at meetings to ask questions on any matter, with time being specifically set aside for shareholder queries;
- In the event that a resolution is proposed, notices encourage shareholders participation through appointment of proxies; and
- The Company is obliged under the Corporation Act to provide the auditor with notice of a general meeting as the Company encourages the policy of having the auditor attend such meetings. In the event that the Company's auditor or their representative attends the annual general meeting, the Chairperson of that meeting will allow a reasonable opportunity for shareholders to ask questions of the auditor concerning the conduct of the audit and the preparation and content of the auditor's report.

Disclosure Policy

The continuous disclosure policy sets out the procedure for:

- identifying material price sensitive information;
- reporting such information to the CEO and/or the Company Secretary for review;
- ensuring Bone Medical follows best practice in complying with its continuous disclosure obligations under the Corporations Act and Australian Stock Exchange ("ASX") Listing Rules; and

- monitoring the Company and individual officers compliance with the Corporations Act or ASX Listing Rules.

The purpose of this policy is to ensure that Company announcements are:

- made in a timely manner;
- are factual;
- do not omit material information; and
- are expressed in a clear and objective manner that allows investors to assess the impact of the information when making investment decisions.

The Company is committed to:

- ensuring that stakeholders have the opportunity to access externally available information issued by the Company;
- providing full and timely information to the market about the Company's activities; and
- complying with the obligations contained in the ASX Listing Rules and the Corporations Act relating to continuous disclosure.

The CEO and CFO will state in writing to the Board whether the financial reporting is "true and fair".

Risk Management and Internal Control Policy

The Board of Bone Medical recognises the importance of identifying and controlling risks to ensure that they do not have a negative impact on the Company. Procedures have been established at the Board and executive management levels which are designed to safeguard the assets and interests of the Company, and to ensure the integrity of reporting.

The Board is ultimately responsible for the internal control framework and risk management of the company and for regularly reviewing its effectiveness.

The principle aim of the system of internal control is the management of business risks, with a view to enhancing the value of shareholders' investments and safeguarding assets. Although no system of internal control can provide absolute assurance that the business risks will be fully mitigated, the internal control systems have been designed to meet the Company's specific needs and the risks to which it is exposed.

Annually, the Board are responsible for identifying the risks facing the company, assessing the risks and ensuring that there are controls for these risks, which are to be designed to ensure that any identified risk is reduced to an acceptable level. (Refer below in relation to the role of the audit and risk management committee in undertaking this task).

The Board will review and discuss strategic risks and opportunities arising from changes in the Company's business environment regularly and on an as needs basis.

The Board may delegate some of the abovementioned responsibility to committees of the Board, but maintain the overall responsibility for the process.

BONE MEDICAL LIMITED AND ITS CONTROLLED ENTITIES
ABN 70 009 109 755

DIRECTORS' REPORT

The directors present their report on the financial report of Bone Medical Limited (the "Company") and the consolidated entity, being the Company and its controlled entities, for the year ended 30 June 2004 and the auditor's report thereon.

DIRECTORS

The directors of the Company at any time during or since the financial year are:

Michael Perrott	
Ross Kestel	(appointed 16 December 2003)
Richard Basham	(appointed 12 May 2004)
Dr James Phillips	(appointed 2 August 2004)
Chris Bilkey	(appointed 2 August 2004)
Glen Travers	(appointed 2 August 2004)
Peter Huston	(resigned 12 May 2004)
Antony Rigoll	(resigned 15 December 2003)
Andrew Brown	(resigned 28 November 2003)
Bruce Burrell	(resigned 28 November 2003)

Directors have been in office since the start of the financial year to the date of this report unless otherwise stated.

PRINCIPAL ACTIVITIES

The principal activity of the Company, Aliquot Asset Management Limited, during the financial year was that of property management of the rent roll business until 5 December 2003 when the Aliquot Property Management Pty Ltd subsidiary was sold. Subsequently the Company, which was renamed Revenir Limited on 12th January 2004, had cash, receivables and a few assets and was engaged in a due diligence process for the proposed acquisition of another business Bone Limited, a British based biopharmaceutical company. On 1st June 2004, the Company announced that it had reached agreement to acquire 80% of Bone Limited. The acquisition was completed on 23rd August 2004 and the Company's name changed to Bone Medical Limited.

CONSOLIDATED RESULTS

	2004 $	2003 $
Operating loss of the consolidated entity after income tax	958,586	1,398,571

REVIEW OF OPERATIONS AND LIKELY DEVELOPMENTS
Please refer to the Chairman's and Chief Executive's Statement at the commencement of this document.

SIGNIFICANT CHANGES IN STATE OF AFFAIRS

Significant changes in the state of affairs of the consolidated entity during the financial year were as follows:

(1) During the first half of the financial year after much deliberation the Company made the decision to sell its wholly owned subsidiary Aliquot Property Management Pty Ltd which conducts the property management rent roll business. The business of this subsidiary company had been acquired and developed through the purchase and aggregation of a number of rent rolls over the past two and a half years.

On 5 December 2003 the Company announced the sale of its above subsidiary Aliquot Property Management Pty Ltd to Key 2 Limited at a maximum price of $1,854,875 with a reduction on that amount dependent upon the total number of properties under management by Aliquot Property Management Pty Ltd as at 5 March 2004 and 5 June 2004. An initial instalment of $750,000 of the sale price was paid on 5 December 2003 (and held in trust until 12 January 2004) with the balance of the sale price due to be paid on 5 June 2004. The Company has been granted a second fixed and floating charge over the assets and undertaking of Aliquot Property Management Pty Ltd as security for the payment of the balance of the sale price.

The transaction enabled the Company to focus on its technology business associated with the management of properties while reviewing other business opportunities.

(2) On 12 January 2004 Shareholders approved at a General Meeting the Sale of Aliquot Property Management Pty Ltd to Key 2 Limited and the change in name of the Company to Revenir Limited.

(3) On 9 March 2004 the Company issued and allotted 5,543,964 shares under a Share Purchase Plan which allowed shareholders to acquire up to 20,000 shares at 10 cents each. The Share Purchase Plan gave shareholders the opportunity to top up their holding to an economic parcel of at least $2,000 without incurring any brokerage fees or other charges and also enable existing shareholders to participate in the future development and advancement of the Company.

(4) On the 1 June 2004 the Company announced that it had reached agreement to acquire British based biopharmaceutical company Bone Limited.

The opportunity to merge with Bone, a British based biopharmaceutical development company, allowed the Company to take advantage of a significant existing and rapidly growing market in the treatment of bone disease and in particular in osteoporosis and arthritis. The directors believe that by positioning the Company in at the forefront of this large expanding market, with a company that has innovative projects, some in advanced stages of development, the Company could achieve enhanced outcomes for the benefit of all its shareholders.

The material terms of the Acquisition were as follows:

(a) the Company would seek shareholder approval to consolidate its capital on a one (1) for four (4) basis;

(b) the Company agreed to acquire 80% of the fully paid ordinary shares and all the preference shares in the capital of Bone. The consideration payable is the issue of (on a post consolidation basis):

(i) 34,000,000 Shares to the vendors of Bone Shares;

(ii) 1 Class A Preference Share to Proxima, which on conversion will result in the issue of a further 10,000,000 Shares. The Class A Preference Share will convert upon both of the following occurring:

- Bone receiving a positive human clinical result for the Bone Project; and
- the market potential for the Bone Project after the satisfaction of the condition in the paragraph above being greater than $100,000,000,

within 3 years of the date of issue of the Class A Preference Share; and

(iii) 10,000,000 Class B Preference Shares to the vendor of Bone Shares, which on conversion will result in the issue of a further 10,000,000 Shares. Each Class B Preference Share will convert into 1 ordinary share upon the Company achieving a market capitalisation of at least $80,000,000 for 5 trading days in any calendar month within 3 years of the date of issue of the Class B Preference Share;

(c) following the issue and allotment of the Shares referred to in (b), a bonus issue to the then Company Shareholders on the register immediately after settlement of the Bone transaction (including the vendors of Bone Shares) of 10,000,000 Class C Preference Shares which on conversion, will result in the issue of a further 10,000,000 Shares. Each Class C Preference Share will convert into 1 ordinary share upon receiving for any project produced as a result of Bone's conduct of any one of the following:

- approval to market from a Member State of the European Union; or
- approval to market from the US Food Drug Authority Administration,

within 7 years of the date of issue of the Class C Preference Share.

(d) the Company will raise a minimum of $1,500,000 through the issue of 2,500,000 Shares at a price of 60 cents each (with the capacity to accept oversubscriptions of up to a further $1,000,000 through the issue of a further 1,666,666 Shares); and

(e) in addition to the acquisition referred to in paragraph (b), the Company will grant 1,000,000 options exercisable at 50 cents prior to 1 July 2008 to Bluewater Capital Limited in consideration for Bluewater not taking up the options in Bone which, subject to the fulfilment of a condition would issue otherwise to Bluewater.

(5) On 1 June 2004 the Company announced that it agreed with Key 2 Limited that the final instalment amount of outstanding consideration from the sale of its subsidiary Aliquot Property Management Pty Ltd would be $900,000 and that it had granted to Key 2 Limited and extension to settlement to 8 July 2004.

EVENTS SUBSEQUENT TO BALANCE DATE

Since 30 June 2004, the following significant events have occurred:

(1) On the 29 July 2004 the Company announced, after having previously granted Key 2 Limited an extension that Key 2 Limited had paid the outstanding consideration plus interest from the sale of its subsidiary Aliquot Property Management Pty Ltd of $900,000 resulting in full consideration of $1,650,000.

(2) On 2nd August 2004, at a general meeting of shareholders, there was unanimous approval for the merger with Bone Limited, a British biopharmaceutical Company, including the following resolutions:-

- The acquisition of 80% of the ordinary share capital of Bone Limited and all the preference share capital with the consideration being the issue of 34 million ordinary shares to the Bone vendors, and preference shares to the Bone vendors, existing Revenir shareholders and to the shareholders who acquire shares under the prospectus dated 7 July 2004.
- The existing ordinary share capital of the Company to be consolidated on a 1 for 4 basis.
- A change in the name of the Company to Bone Medical Limited.
- A change in the activities of the Company from a services and investment Company to a biopharmaceutical Company.

(3) On 2nd August 2004, the Company confirmed that the offer under the Prospectus had closed early and was fully subscribed with $2,520,000 being raised at $0.60 per share. 4,200,000 ordinary shares were issued on .25 August 2004.

(4) On 17th June 2004 the Company was granted a Call Option by Proxima, and to the extent he may obtain an interest in the Bone shares held by Proxima, Dr Jim Phillips ("Phillips"), to acquire the remaining 20% of the issued capital of Bone. If Revenir exercises the Call Option, it must:

- issue to Proxima, and to the extent he may obtain an interest in Bone shares, Phillips, a total of a further 10,000,000 Shares (on a post consolidation basis); and
- pay to Proxima, and to the extent he may obtain an interest in Bone shares, Phillips, a total of $5,000,000.

The Call Option may be exercised by Revenir at any time within 18 months.

(5) All the conditions in the Share Purchase Deed were fulfilled and settlement of the transaction occurred on 23 August 2004.

(6) The consolidation of existing share capital of 24,106,897 ordinary shares occurred on a 1 for 4 basis on 30 August 2004 resulting in 6,026,301 ordinary shares on a post-consolidation basis.

(7) 34,000,000 ordinary shares in Bone Medical Limited were issued to the Bone vendors as consideration for their 24,000,000 ordinary shares and 4,000,000 preference shares in Bone Limited.

(8) 1 Class A Preference share was issued to the Bone vendors, 10,000,000 Class B Preference shares were issued to the Bone vendors and the existing Revenir shareholders, and 10,000,000 Class C Preference shares were issued to the Bone vendors, Revenir shareholders and the shareholders who acquired shares under the Prospectus.

(9) Bone Medical Limited re-listed on the ASX on 3 September 2004.

(10) On 13 September 2004, the Company announced to the ASX an important milestone being the positive outcome of its Phase I/IIa human clinical trial using its oral osteoporosis drug BN002.

(11) On 27th September 2004, the Company announced to the ASX that the positive human efficacy clinical results in the lead osteoporosis has triggered the conversion of its Class A Preference Share, held by founder Proxima Concepts, into 10 million new ordinary shares has been approved by the Board. These shares will be escrowed through to 3rd September 2006.

(12) The company has entered into of a collaborative testing agreement with the Institute of Bone and Joint Research (IBJR) at Sydney's Royal North Shore Hospital to advance the company's rheumatoid product BN006.

INFORMATION ON DIRECTORS

Michael Delaney Perrott B Com
(Non – executive Chairman)
58 years

Mr Perrott is a Director and Chairman and was appointed in June 2001. Mr Perrott has been involved in industries associated with construction, contracting, mining and land development since 1969. Mr Perrott has been part of the successful establishment and growth of a number of public and private companies. He is currently the Chairman of Port Bouvard Limited, GME Resources Limited and Canning Vale Weaving Mills Limited and is a Non-Executive Director of Portman Limited.

Ross Kestel B Bus (Acctg), CA, FCPA
(Non-Executive Director)
49 years

Mr Kestel was appointed to the board on 16th December 2003. Mr Kestel is a Chartered Accountant and Certified Practising Accountant and has been a director of Nissen Kestel Harford since July 1980. Mr Kestel has acted as a director and company secretary of a number of public companies involved in mineral exploration, mining, property development, manufacturing and technology industries and mine services. He is currently the Chairman of Orchid Capital Limited, Conquest Mining Limited and a director of Lowan Australia Limited and Pilbara Mines Limited, all companies listed on the ASX.

He has also assisted in the listing of a significant number of public companies on the ASX. Mr Kestel attends to the financial, taxation and management needs of a wide variety of high net worth individuals and corporate entities.

Richard Basham FCA SIA (Aff)
(Non-Executive Director)
67 years

Mr Basham is a former Managing Partner of Grant Thornton with approximately 35 years of public accounting experience. Mr Basham specialises in Corporate Advisory work in the resource, biotechnology and investment industries. He has acted as a director of several public companies and on the board of several government entities. Mr Basham is currently a director of Avon Resources Limited (a listed company), Health Services Australia Limited, Franchise Investment International and Packer and Co Limited. Mr Basham was appointed as a Director on 12th May 2004 and remains a consultant to Grant Thornton.

James Phillips MB ChB MBA
(Chief Executive Officer and Director)
41 Years

Dr Phillips is the current Chief Executive Officer of Bone Medical Limited. Dr Phillips is a medical practitioner with an MBA and 16 years' health care industry experience, including a director level role with the UK health authorities. Dr Phillips has previously acted as an executive for international pharmaceutical companies Novartis and Johnson & Johnson. Dr Phillips has experience in business development and also led a "Management Buy Out" of a business called Lifegard Technologies from Johnson & Johnson. He is the current Managing Director and Chief Executive Officer of Bone Limited. He was appointed a Director of Bone Medical Limited on 2nd August, 2004.

Chris Bilkey Dip Biochem
(50 years)

Mr Bilkey has over 24 years' experience in the international pharmaceutical industry, covering a broad range of sales and marketing, operational and corporate strategic roles. Mr Bilkey's immediate past role was President, South East Asia.Prior to that he was Vice President Global Women's Health Care for Pharmacia Inc and Vice President Country Operations, both roles at Pharmacia's Headquarters in Peapack, New Jersey, USA. He was appointed as a Non-Executive Director of Bone Medical Limited on 2nd August, 2004.

Glen Travers B Com ACA ASIA
49 years

Co-Founder and Non-Executive Director
Mr Travers is one of the co-founders and a current director of Bone Limited. Mr Travers founded and built Cortecs Plc, an international biopharmaceutical company consisting of 350 staff, including 200 research and development staff, listing the company in the UK, Australia and in the USA (NASDAQ). The company developed new products that have been registered with the FDA in the USA and other agencies. Mr Travers has also been involved in developing collaborations with several universities, including the Centre for Vaccine Development at Cambridge University. He was appointed as a Director of Bone Medical Limited on 2nd August, 2004.

Peter Ernest Huston B Juris, LLB (Hons), B Com, LLM
(Non-Executive Director)
48 years

Resigned as a Director on 12th May, 2004.

Antony Leonard Rigoll
(Non-Executive Director)
36 years

Mr Rigoll resigned as a Director on 15th December, 2003

Andrew Edward Brown B Com, LLB, MBA, FTIA, FTMI
(Non-Executive Director)
55 years

Mr Brown resigned as a Director on 28th November, 2003

Bruce David Burrell FCPA
(Non-Executive Director)
59 years

Mr Burrell resigned as a Director on 28th November, 2003..

DIRECTORS' INTERESTS

The relevant interest of each director in the share capital or options over such instruments issued by the companies within the consolidated entity and other related bodies corporate as notified by the directors to the Australian Stock Exchange in accordance with s205G(1) of the Corporations Law at the date of this report, is as follows:

Director	Number of Ordinary Shares	Number of Class A Preference Shares	Number of Class B Preference Shares	Number of Class C Preference Shares
Michael Perrott	778,830	-	58,824	130,421
Dr James Phillips **	252,040	-	69,865	47,861
Richard Basham	33,333	-	-	5,189
Chris Bilkey	80,000	-	-	12,445
Glen Travers *	10,000	-	2,941	2,014
Ross Kestel	36,499	-	-	5,680

* 84.06% of the shares in Proxima Concepts Limited are held by:
(a) Moores Nominees Limited as nominee for Pirunico Trustees (Jersey) Limited; and
(b) Pirunico Nominees (Jersey) Limited as nominee for Pirunico Trustees (Jersey) Limited, and Pirunico Trustees (Jersey) Limited is trustee for the International Healthcare Trust.
Glen Travers is a non-presently entitled beneficiary of the International Healthcare Trust.
Proxima Concepts Limited holds 40,000,000 ordinary shares, 8,823,500 Class B Preference Shares and 7,601,746 Class C Preference Shares in Bone Medical Limited.

** Dr James Phillips has an interest in the following contracts:-
Proxima Concepts Limited (the major shareholder) ("Proxima") has granted James Phillips options to acquire a total of 5% of the 30,000,000 shares issued to Proxima and the remaining 6,000,000 Bone Limited shares which Proxima holds.
In respect of the Company's shares there are two options:

(a) an option to acquire 750,000 shares at an exercise price of $0.528 per share each, which option expires on 5 July 2009; and
(b) an option to acquire 750,000 shares at an exercise price of GB£0.80 each, which option expires on 5 January 2008.

In respect of the Bone Limited shares held by Proxima, there are two options:

(a) an option to acquire 150,000 Bone shares at an exercise price of GB£1.00 each; and
(b) an option to acquire 150,000 Bone shares at an exercise price of $0.66 each.

The options in respect of Bone shares are exercisable within 7 days of James Phillips becoming aware that the Company has exercised its option to acquire the 6,000,000 Bone shares from the Company. If the options are not exercised in this time period they shall lapse.

MEETINGS OF DIRECTORS

The number of meetings of the Company's directors held during the year and the number of meetings attended by each director are:

Board of Directors		
	Attended	**Maximum Possible**
Michael Perrott	11	12
Peter Huston	8	10
Antony Rigoll	2	5
Andrew Brown	3	3
Bruce Burrell	3	3
Ross Kestel	7	7
Richard Basham	3	3

DIRECTORS' AND SENIOR EXECUTIVES' EMOLUMENTS

Details of the nature and amount of each element of the remuneration of each director of the Company (and each of the officers of the Company and the consolidated entity receiving the highest remuneration) are:

Non-Executive Directors of the Company			
Name	**Fees and Salaries $**	**Superannuation Contribution $**	**Total $**
Ross Kestel	13,000	-	13,000
Richard Basham	3,670	330	4,000
Antony Rigoll	-	-	-
Andrew Brown	-	-	-
Bruce Burrell	-	-	-

Executive Directors of the Company			
Name	**Fees $**	**Superannuation Contribution $**	**Total $**
Michael Perrott	26,000	-	26,000
Peter Huston	11,000	-	11,000

BONE MEDICAL LIMITED AND ITS CONTROLLED ENTITIES
ABN 70 009 109 755

Executive Officers of the Consolidated Entity (excluding directors)			
Name	Salaries $	Superannuation Contribution $	Total $
Peter Bruhn	50,791	2,988	53,779
George Schaefer	28,162	-	28,162
Trevor O'Connor	6,667	600	7,267
Niels Kroyer	-	-	-
	85,620	3,588	89,208

There were no other executives of the Consolidated entity other than those mentioned above.

SHARE OPTIONS

At the end of the financial year the Company had no options on issue to acquire ordinary shares.

Subsequent to year end as part of the acquisition of Bone Limited 1,000,000 options exercisable at 50 cents prior to 1 July 2008 were issued.

ENVIRONMENTAL REGULATION

The consolidated entity's operations are not subject to any significant environmental regulations under either Commonwealth or State legislation. However, the board believes that the consolidated entity has adequate systems in place for the management of its environmental requirements and is not aware of any breach of those environmental requirements as they apply to the consolidated entity.

DIVIDENDS

No dividends in respect of the current financial year have been paid, declared or recommended for payment.

INDEMNIFICATION OF OFFICERS AND AUDITORS

The Company has, not, during or since the financial year, in respect of any person who is or has been an officer or the auditor of the Company or of a related body corporate:

(a) indemnified or made any relative agreement for indemnifying against a liability incurred as an officer or auditor, including costs and expenses in defending legal proceedings; or

(b) paid or agreed to pay a premium in respect of a contract insuring against a liability incurred as an officer or auditor for the costs or expenses to defend legal proceedings.

This report has been made in accordance with a resolution of Directors.



Michael Perrott
Chairman
Perth, Western Australia
29th September 2004

BONE MEDICAL LIMITED AND ITS CONTROLLED ENTITIES
ABN 70 009 109 755

STATEMENT OF FINANCIAL PERFORMANCE
FOR THE YEAR ENDED 30 JUNE 2004

		Consolidated		Parent Entity	
		2004	2003	2004	2003
	Note	$	$	$	$
Revenue from rendering of services	2	457,505	925,374	-	-
Other revenue from ordinary activities	2	1,731,480	100,349	1,727,028	69,437
Total revenue		2,188,985	1,025,723	1,727,028	69,437
Carrying value of non-current assets disposed		(1,715,070)	-	(1,933,942)	-
Forgiveness of loans		-	-	(151,948)	-
Employee expenses		(459,764)	(902,127)	(54,281)	(78,582)
Professional consultants' fees		(5,484)	(130,000)	(4,125)	(130,000)
Provision for non recovery of loan to controlled entity	3	-	-	-	(836,883)
Depreciation and amortisation	3	(261,644)	(516,319)	(9,875)	(250)
Other expenses from ordinary activities		(705,609)	(875,848)	(532,304)	(422,293)
Loss from ordinary activities before related income tax expense		(958,586)	(1,398,571)	(959,447)	(1,398,571)
Income tax benefit related to ordinary activities	4	-	-	-	-
Loss from ordinary activities after related income tax expense		(958,586)	(1,398,571)	(959,447)	(1,398,571)
Net loss attributable to members of the parent entity		(958,586)	(1,398,571)	(959,447)	(1,398,571)
Total changes in equity other than those resulting from transactions with owners as owners		(958,586)	(1,398,571)	(959,447)	(1,398,571)
Earnings per Share					
Basic earnings per share (cents per share)	5	(4.72)	(7.53)		
Diluted earnings per share (cents per share)	5	(4.72)	(7.53)		

The statement of financial performance should be read in conjunction with the accompanying notes

BONE MEDICAL LIMITED AND ITS CONTROLLED ENTITIES
ABN 70 009 109 755

STATEMENT OF FINANCIAL POSITION AS AT 30 JUNE 2004

	Note	Consolidated 2004 $	Consolidated 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
Current Assets					
Cash assets	25(b)	1,306,735	878,014	1,306,735	562,039
Receivables	6	938,608	35,929	938,608	12,660
Other	7	-	8,855	-	-
Total Current Assets		**2,245,343**	**922,798**	**2,245,343**	**574,699**
Non-Current Assets					
Receivables	8	-	-	-	2,133,689
Other financial assets	9	-	1,901,786	1,426,850	1,426,851
Plant & equipment	10	2,171	84,774	2,171	992
Other	11	178,616	28,636	178,616	-
Total Non-Current Assets		**180,787**	**2,015,196**	**1,607,637**	**3,561,532**
Total Assets		**2,426,130**	**2,937,994**	**3,852,980**	**4,136,231**
Current Liabilities					
Payables	12	181,615	246,135	181,615	59,816
Provisions	13	-	28,525	-	-
Total Current Liabilities		**181,615**	**274,660**	**181,615**	**59,816**
Non-Current Liabilities					
Payables	14	-	14,630	1,733,085	1,733,085
Total Non-Current Liabilities		**-**	**14,630**	**1,733,085**	**1,733,085**
Total Liabilities		**181,615**	**289,290**	**1,914,700**	**1,792,901**
Net Assets		**2,244,515**	**2,648,704**	**1,938,280**	**2,343,330**
Shareholders' Equity					
Contributed equity	15	37,815,887	37,261,490	37,815,887	37,261,490
Accumulated losses	16	(35,571,372)	(34,612,786)	(35,877,607)	(34,918,160)
Total Equity		**2,244,515**	**2,648,704**	**1,938,280**	**2,343,330**

The statement of financial position should be read in conjunction with the accompanying notes

BONE MEDICAL LIMITED AND ITS CONTROLLED ENTITIES
ABN 70 009 109 755

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 JUNE 2004

	Note	Consolidated 2004 $	Consolidated 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
Cash Flows from Operating Activities					
Cash receipts in the course of operations		460,766	943,450	-	-
Cash payments in the course of operations		(1,095,372)	(1,907,215)	(515,317)	(664,748)
Interest received		44,923	79,896	40,491	69,437
Net Cash Flows from Operating Activities	25(a)	**(589,683)**	**(883,869)**	**(474,826)**	**(595,311)**
Cash Flows from Investing Activities					
Payments for plant and equipment		(11,087)	(50,734)	(4,170)	(445)
Proceeds from disposal of plant and equipment		28,207	650	28,207	-
Payment for the acquisition of Rent Rolls		(118,808)	(1,152,504)	-	-
Payment of costs associated with the future acquisition of Bone Limited		(59,827)	-	(59,827)	-
Payment for development of software		(90,000)	-	(90,000)	-
Payment for purchase of equity investments		-	-	-	-
Proceeds from sale of equity investments		715,523	-	715,523	-
Loans to controlled entities		-	-	(269,602)	(1,512,593)
Loan repayments from controlled entities		-	-	344,995	-
Net Cash Flows from Investing Activities		**464,008**	**(1,202,588)**	**665,126**	**(1,513,038)**
Cash Flows from Financing Activities					
Proceeds from the issue of securities		554,396	-	554,396	-
Net Cash Flows from Financing Activities		**554,396**	**-**	**554,396**	**-**
Net Decrease in Cash Held		**428,721**	**(2,086,457)**	**744,696**	**(2,108,349)**
Cash at beginning of year		878,014	2,964,471	562,039	2,670,388
Cash at End of Year	25(b)	**1,306,735**	**878,014**	**1,306,735**	**562,039**

The above cash flow statement should be read in conjunction with the accompanying notes

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

Note 1: Summary of Significant Accounting Policies

The financial report is a general purpose financial report that has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

The financial report covers the economic entity of Bone Medical Limited and controlled entities, and Bone Medical Limited as an individual parent entity. Bone Medical Limited is a listed public company, incorporated and domiciled in Australia.

The financial report has been prepared on an accruals basis and is based on historical costs and does not take into account changing money values or, except where stated, current valuations of non-current assets. Cost is based on the fair values of the consideration given in exchange for assets.

The following is a summary of the material accounting policies adopted by the economic entity in the preparation of the financial report. The accounting policies have been consistently applied, unless otherwise stated.

(a) Principles of Consolidation

A controlled entity is any entity controlled by Bone Medical Limited. Control exists where Bone Medical Limited has the capacity to dominate the decision-making in relation to the financial and operating policies of another entity so that the other entity operates with Bone Medical Limited to achieve the objectives of Bone Medical Limited. A list of controlled entities is contained in Note 17 to the financial statements.

All inter-company balances and transactions between entities in the economic entity, including any unrealised profits or losses, have been eliminated on consolidation.

Where controlled entities have entered or left the economic entity during the year, their operating results have been included from the date control was obtained or until the date control ceased.

Outside interests in the equity and results of the entities that are controlled are shown as a separate item in the consolidated financial report.

(b) Taxation

The economic entity adopts the liability method of tax-effect accounting whereby the income tax expense is based on the loss from ordinary activities adjusted for any permanent differences.

Timing differences which arise due to the different accounting periods in which items of revenue and expense are included in the determination of the accounting result and taxable income are brought to account as either a provision for deferred income tax or as a future income tax benefit at the rate of income tax applicable to the period in which the benefit will be received or the liability will become payable.

Future income tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Future income tax benefits in relation to tax losses are not brought to account unless there is virtual certainty of realisation of the benefit.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the economic entity will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

Note 1: Summary of Significant Accounting Policies (continued)

To date the Company has not elected to consolidate the Group under the Tax Consolidation Regime, however, the Company may ultimately elect to do so.

(c) Revenue Recognition

Revenues are recognised at fair value of the consideration received net of the amount of goods and services tax (GST). Exchanges of goods or services of the same nature and value without any cash consideration are not recognised as revenues.

Sales Revenue from the rendering of a service is recognised upon the delivery of the service to the customers.

Interest revenue is recognised as it accrues.

The gross proceeds from the sale of non-current assets are included as revenue of the consolidated entity. The profit or loss on disposal of assets is brought to account at the date an unconditional contract of sale is signed.

The gain or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal.

(d) Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Taxation Office (ATO). In these circumstances, the GST is recognised as part of the cost of acquisition of the asset or as a part of an item of expense.

Receivables and payables are stated with the amount of GST included.

The net amounts of GST recoverable from, or payable to, the ATO are included as a current asset or liability in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(e) Acquisition of Rent Roll Costs

Direct acquisition costs incurred in acquiring property management authority contracts with property owners are capitalised and then amortised over the period over which future economic benefits derived from the property management contracts are anticipated.

Direct acquisition costs are those costs that are directly attributable to establishing property management authority contracts and would not have been incurred had those property management authority contracts not been entered into. In some cases the cost of acquisition may vary because it is contingent on one or more future events. In these cases where the amount of the variation can be reliably measured at the acquisition date, the amount of the variation is included in the cost of acquisition. Where the amount of the variation cannot be reliably measured at the acquisition date, the cost of acquisition is adjusted when the amount of the variation can be reliably measured. No extra note disclosure of contingent assets / liabilities is made where it is considered that the variations can be reliably measured.

Note 1: Summary of Significant Accounting Policies (continued)

The rate of amortisation applied to reduce the book value of capitalised Rent Roll costs is based upon the directors' best estimate of the period over which future economic benefits derived from the Rent Rolls are anticipated. This view is based upon the directors' knowledge of the residential rental market.

(f) Plant and equipment

Plant and equipment are measured on the cost basis.

The carrying amount of plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows which will be received from the assets employment and subsequent disposal. The expected net cash flows have not been discounted to their present values in determining recoverable amounts.

The cost of fixed assets constructed within the consolidated entity includes the cost of materials, direct labour, borrowing costs and an appropriate proportion of fixed and variable overheads.

The depreciable amount of all fixed assets is depreciated on a straight line basis over their useful lives to the consolidated entity commencing from the time the asset is held ready for use. Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements.

The depreciation rates used for each class of depreciable assets are:

Class of Fixed Asset	Depreciation Rate
Leasehold improvements	67 - 100%
Plant and equipment	10 - 100%

(g) Web Site Development Costs

Web site costs involving planning, infrastructure development, graphics, content and operation development are brought into account at cost. Upon completion, these costs will be amortised on a straight line basis. The carrying amount of property, plant and equipment is reviewed to ensure that it is not in excess of the recoverable amount from these assets. Website costs involving maintenance and general operational costs of the site will be expensed in the period incurred.

(h) Investments

Investments in controlled entities are carried in the Company's financial statements at the lower of cost and recoverable amount.

(i) Receivables

The collectability of debts is assessed at balance date and specific provision is made for any doubtful debts.

Note 1: Summary of Significant Accounting Policies (continued)

(j) Accounts Payable

Liabilities are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the Company or consolidated entity. Trade accounts payable are normally settled within 60 days.

(k) Employee Benefits

Provision is made for the company's liability for employee benefits arising from services rendered by employees to balance date. Employee benefits expected to be settled within one year together with entitlements arising from wages and salaries, annual leave and sick leave which will be settled after one year, have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs. Other employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits.

Contributions are made by the consolidated entity to employee superannuation funds and are charged as expenses when incurred.

(l) Cash

For the purposes of the statements of cash flows, cash includes deposits at call which are readily convertible to cash on hand and are subject to insignificant risk of changes in value net of outstanding bank overdrafts.

(m) Earnings per share

Basic EPS is calculated as net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net profit attributable to members, adjusted for:

- costs of servicing equity (other than dividends) and preference share dividends;
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(n) Adoption of Australian Equivalents to International Financial Reporting Standards

Australia is currently preparing for the introduction of International Financial Reporting Standards (IFRS) effective for financial years commencing 1 January 2005. This requires the production of accounting data for future comparative purposes at the beginning of the next financial year.

The economic entity's management, along with its auditors, are assessing the significance of these changes and preparing for their implementation. We will seek to keep stakeholders informed as to the impact of these new standards as they are finalised.

Note 1: Summary of Significant Accounting Policies (continued)

The directors are of the opinion that the key differences in the economic entity's accounting policies which will arise from the adoption of IFRS are:

Impairment of Assets

The economic entity currently determines the recoverable amount of an asset on the basis of undiscounted net cash flows that will be received from the assets use and subsequent disposal. In terms of pending AASB 136: Impairment of Assets, the recoverable amount of an asset will be determined as the higher of fair value less costs to sell and value in use. It is likely that this change in accounting policy will lead to impairments being recognised more often than under the existing policy and increased volatility in future earnings. This may also have an initial impact on retained earnings at 1 July 2004.

Non-current Investments

Under the pending AASB 139: Financial Instruments: Recognition and measurement, financial instruments that are classified as available for sale instruments must be carried at fair value. Unrealised gains or losses may be recognised either in income or directly to equity, resulting in increased volatility in future earnings. Current accounting policy is to measure non-current investments at cost, with an annual review by directors to ensure that the carrying amounts are not in excess of the recoverable value of the instrument. This may also have an initial impact on retained earnings at 1 July 2004.

Income Tax

Currently, the economic entity adopts the liability method of tax-effect accounting whereby the income tax expense is based on the accounting profit adjusted for any permanent differences. Timing differences are currently brought to account as either a provision for deferred income tax or future income tax benefit. Under the Australian equivalent to IAS 12, the economic entity will be required to adopt a balance sheet approach under which temporary differences are identified for each asset and liability rather than the effects of the timing and permanent differences between taxable income and accounting profit. It is expected that the standard may require the entity/group to carry higher levels or deferred tax assets and liabilities. This may result in the recognition of new assets and liabilities and may have an initial impact on retained earnings at 1 July 2004.

Revenue

Currently, the economic entity includes gross revenue received on disposal of assets as revenue. Under Australian equivalents to IFRS gains/losses and the same will be recognised on a net basis in revenue, resulting in lower revenue being recorded by the economic entity.

Derivative Financial Instruments

The economic entity does not currently recognise derivative financial instruments in the financial statements. Under Australian equivalents to IFRS Derivative financial instruments will need to be recognised in the Statement of Financial Position at fair value with unrealised gains/losses recognised in income if they do not qualify for hedge accounting. This may result in new assets and liabilities being recognised and an increased volatility in future earnings. It may also have an impact on opening retained earnings at 1 July 2004.

Note 1: Summary of Significant Accounting Policies (continued)

Recognition of Assets

Currently, the economic entity recognises assets on the Statement of Financial Position, as it is probable that the future economic benefit in the asset will eventuate. Under Australian equivalents to IFRS, these assets will not qualify for recognition as realisation of the income is not virtually certain resulting in lower assets and revenue. This may have an initial impact on retained earnings at 1 July 2004.

Recognition of Revenue on Sale of Goods/Services

When the entity adopts the Australian equivalent to IFRS, it will be required to measure reliably the costs incurred or expected to be incurred before the revenue from the sale of the goods/services can be recognised. This condition is not currently required. This may result in less revenue being recorded. This may also have an initial impact on retained earnings at 1 July 2004.

BONE MEDICAL LIMITED AND ITS CONTROLLED ENTITIES
ABN 70 009 109 755

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2004

	Consolidated		Parent Entity	
	2004	2003	2004	2003
	$	$	$	$
Note 2: Revenue from ordinary activities				
Revenue from operating activities				
Rendering of services	457,505	925,374	-	-
Revenue from non-operating activities				
Proceeds on disposal of investments	1,650,000	-	1,650,000	-
Proceeds on disposal of plant and equipment	28,207	650	28,207	-
Interest - other parties	53,253	79,896	48,821	69,437
Rental revenue	-	9,157	-	-
Other	20	10,646	-	-
	1,731,480	100,349	1,727,028	69,437
Total revenue from ordinary activities	**2,188,985**	**1,025,723**	**1,727,028**	**69,437**

Note 3: Loss from ordinary activities before income tax expense

	Consolidated 2004 $	Consolidated 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
(a) Individually significant items included in loss from ordinary activities before income tax expense				
Carrying value of non-current assets sold	(1,715,070)	-	(1,933,942)	-
Provision for non recovery of loan to controlled entity	-	-	-	836,883
Amortisation of capitalised Rent Roll expenditure	207,950	407,128	-	-
Forgiveness of loan – controlled entity	-	-	151,949	-
Write-off of capitalised software expenditure	90,000	-	90,000	-
(b) Loss from ordinary activities before income tax expense has been arrived at after charging/(crediting) the following items				
Depreciation and amortisation of				
- plant and equipment	20,818	44,518	7,001	250
- leasehold improvements	4,240	15,582	2,874	-
- capitalised rent roll expenditure	207,950	407,128	-	-
- web site development costs	28,636	49,091	-	-
	261,644	516,319	9,875	250
Provision for non recovery of loan to controlled entity	-	-	-	836,883
Operating lease rentals	50,969	50,414	28,831	-
(c) Net loss on disposals				
Net loss on sale of plant and equipment	16,916	394	16,382	-
Net loss on sale of investments	19,947	-	239,352	-

BONE MEDICAL LIMITED AND ITS CONTROLLED ENTITIES
ABN 70 009 109 755

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2004

Note 4: Income Tax

Income tax benefit shown in the financial report differs from the prima facie tax charge calculated at the current tax rate on operating loss, for the following reasons:

	Consolidated		Parent Entity	
	2004	2003	2004	2003
	$	$	$	$
Operating loss before income tax	(958,586)	(1,398,571)	(959,447)	(1,398,571)
Prima facie tax benefit calculated at 30%	(287,576)	(419,571)	(287,834)	(419,571)
Tax effect of permanent and other differences:				
- Debt forgiveness to controlled entity	-	-	45,584	-
- Provision for non recovery of loan to controlled entity	-	-	-	251,065
- Accounting loss on sale of business	5,985	-	71,806	-
- Tax loss on sale of business	(71,806)	-	(71,806)	-
- Other costs not deductible	79,281	186,022	15,355	45,705
Tax effect of timing differences	1,535	4,672	(2,644)	173
Future income tax benefit not brought to account	272,581	228,877	229,539	122,628
Total income tax (benefit)/expense	-	-	-	-

The directors estimate the future income tax benefit at 30 June 2004 in respect of tax losses not brought to account is:

	Consolidated 2004	Consolidated 2003	Parent Entity 2004	Parent Entity 2003
Revenue losses	-	937,667	-	638,424
Capital losses	-	2,812,230	-	2,812,230
	-	3,749,897	-	3,450,654

The directors believe that no tax losses will be able to be utilised in the future as result of the Company's decision, which was approved by shareholders subsequent to year end to acquire British based company Bone Limited and move in to the area of bone disease drug development. As a result of this decision, ultimate ownership in the Company will change by more than 50% resulting in the Company failing to meet the ownership test for the utilisation of tax losses and the continuity of business test will also no longer be met therefore rendering all carried forward tax losses unusable.

BONE MEDICAL LIMITED AND ITS CONTROLLED ENTITIES
ABN 70 009 109 755

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2004

	Consolidated	
	2004	2003
	$	$
Note 5: Earnings per Share		
Basic and diluted loss per share (cents per share)	(4.72)	(7.53)
Loss used in the calculation of basic and diluted earnings per share	958,586	1,398,571
Weighted average number of ordinary shares used in the calculation of basic and diluted earnings per share	20,289,741	18,562,933

	Consolidated		Parent Entity	
	2004	2003	2004	2003
	$	$	$	$
Note 6: Receivables – Current				
Other debtors	**938,608**	**35,929**	**938,608**	**12,660**

Included in other debtors for the 2004 financial year was the remaining amount of consideration of $900,000 owed from Key 2 Limited in relation to the sale of the Company's wholly owned subsidiary Aliquot Property Management Pty Ltd which occurred during the year (see note 17 for more details). The amount was subsequently repaid on 29 July 2004. Interest accrued daily at the bank bill rate plus 2% since 5 June 2004 which was the original date for repayment before extensions were granted.

Note 7: Other – Current				
Prepayments	**-**	**8,855**	**-**	**-**
Note 8: Receivables – Non Current				
Loan to controlled entities	-	-	-	3,815,977
Provision for non recovery of loan	-	-	-	(1,682,288)
Total receivables	**-**	**-**	**-**	**2,133,689**
Note 9: Other Financial Assets – Non Current				
Investment in controlled entities				
Unlisted shares at cost	-	-	1,426,850	1,426,851
Capitalised Rent Roll expenditure	-	2,462,445	-	-
Less: accumulated amortisation	-	(560,659)	-	-
Total other financial assets	**-**	**1,901,786**	**1,426,850**	**1,426,851**

BONE MEDICAL LIMITED AND ITS CONTROLLED ENTITIES
ABN 70 009 109 755

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

	Consolidated		Parent Entity	
	2004	2003	2004	2003
	$	$	$	$
Note 10: Plant and Equipment – Non Current				
Plant and equipment – at cost	5,247	137,437	5,247	1,359
Less: Accumulated depreciation	(3,076)	(61,909)	(3,076)	(367)
	2,171	75,528	2,171	992
Leasehold improvements – at cost	-	9,772	-	-
Less: Accumulated amortisation	-	(526)	-	-
	-	9,246	-	-
Total plant and equipment	**2,171**	**84,774**	**2,171**	**992**
Reconciliations:				
Plant and equipment				
Carrying amount at the beginning of the year	75,528	93,128	992	797
Additions	11,087	27,961	47,763	445
Disposals	(40,116)	(1,043)	(39,583)	-
Disposals on sale of subsidiary	(23,510)	-	-	-
Depreciation	(20,818)	(44,518)	(7,001)	(250)
Carrying amount at the end of the year	2,171	75,528	2,171	992
Leasehold improvements				
Carrying amount at the beginning of the year	9,246	15,056	-	-
Additions	-	9,772	7,881	-
Disposals	(5,007)	-	(5,007)	-
Amortisation	(4,239)	(15,582)	(2,874)	-
Carrying amount at the end of the year	-	9,246	-	-
Note 11: Other – Non Current				
Capitalised costs associated with the future acquisition of Bone Limited	178,616	-	178,616	-
Capitalised web site costs	-	122,727	-	-
Less: accumulated amortisation	-	(94,091)	-	-
	178,616	**28,636**	**178,616**	**-**
Note 12: Payables – Current				
Trade creditors	-	62,046	-	32,275
Sundry creditors and accruals	181,615	184,089	181,615	27,541
Total payables	**181,615**	**246,135**	**181,615**	**59,816**
Note 13: Provisions – Current				
Employee entitlements	**-**	**28,525**	**-**	**-**
Number of full-time equivalent employees at year end	-	18	-	-

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

	Consolidated		Parent Entity	
	2004	2003	2004	2003
	$	$	$	$
Note 14: Payables – Non Current				
Sundry creditors and accruals	-	14,630	-	-
Loan from controlled entity – unsecured and non interest bearing	-	-	1,733,085	1,733,085
Total payables	**-**	**14,630**	**1,733,085**	**1,733,085**
Note 15: Contributed Equity				
Issued and paid up capital				
24,106,897 (2003: 18,562,933) ordinary shares, fully paid	**37,815,887**	**37,261,490**	**37,815,887**	**37,261,490**
Ordinary shares				
Balance at the beginning of the year	37,261,490	37,261,490	37,261,490	37,261,490
Shares issued through Share Purchase Plan (a)	554,397	-	554,397	-
Balance at year end	37,815,887	37,261,490	37,815,887	37,261,490
	No of Shares	**No of Shares**	**No of Shares**	**No of Shares**
Balance at the beginning of the year	18,562,933	18,562,933	18,562,933	18,562,933
Shares issued through Share Purchase Plan (a)	5,543,964	-	5,543,964	-
Balance at year end	24,106,897	18,562,933	24,106,897	18,562,933

(a) On 9 March 2004 5,543,964 shares were issued and allotted at 10 cents a share as part of the Company's Share Plan scheme offered to all shareholders.

(b) Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings.

(c) In the event of winding up the Company, ordinary shareholders rank after creditors and are fully entitled to any proceeds of liquidation.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

	Consolidated		Parent Entity	
	2004	2003	2004	2003
	$	$	$	$
Note 16: Accumulated Losses				
Accumulated losses at the beginning of the year	34,612,786	33,214,215	34,918,160	33,519,589
Net loss for the current year	958,586	1,398,571	959,447	1,398,571
Accumulated losses at the end of the year	**35,571,372**	**34,612,786**	**35,877,607**	**34,918,160**

Note 17: Controlled Entities

The following companies were controlled entities at 30 June 2004 and have been included in the consolidated financial reports:

Name of Company	Country of Incorporation	Class of Share	Consolidated entity's interest in shares	
			2004	2003
			%	%
Parent Entity:				
Bone Medical Limited	Australia			
Controlled Entities:				
Aliquot Property Management Pty Ltd	Australia	Ordinary	0	100
Owein Pty Ltd	Australia	Ordinary	100	100

Controlled Entities Disposed

On 5 December 2003 the Company sold its wholly owned subsidiary Aliquot Property Management Pty Ltd to Key2 Limited for a maximum of $1,854,875 with a reduction on that amount dependent upon the total number of properties still under management by Aliquot Property Management as at 5 March 2004 and 5 June 2004. The final consideration figure was $1,650,000.

An initial instalment of $750,000 was paid with the balance of the consideration due originally on 5 June 2004. An extension of payment of the remaining $900,000 was granted to Key 2 and on 29 July 2004 the amount was paid in full. During the period of extension interest accrued daily at the bank bill rate plus two percent.

Details of the disposal were as follows:

	Consolidated		Parent Entity	
	2004	2003	2004	2003
	$	$	$	$
Consideration – cash paid	750,000	-	750,000	-
cash receivable	900,000	-	900,000	-
Total Consideration	1,650,000	-	1,650,000	-
Carrying amount of investment	1,635,470	-	1,854,875	-
Costs incurred for sale of investment	34,477	-	34,477	-
Carrying amount of disposal	1,669,947	-	1,889,352	-
Loss on disposal	19,947	-	239,352	-

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

Note 17: Controlled Entities (continued)

	Consolidated		Parent Entity	
	2004	2003	2004	2003
	$	$	$	$
Net assets of entity disposed of:				
Trade and sundry debtors	64,913	-	-	-
Capitalised rent roll costs	1,714,714	-	-	-
Plant and equipment	23,510	-	-	-
Trade and sundry payables	(117,793)	-	-	-
Provisions	(49,874)	-	-	-
	1,635,470	-	-	-

Note 18: Lease Commitments

	Consolidated 2004 $	Consolidated 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
Operating Lease Commitments	-	-	-	-
Non-cancellable operating leases contracted for but not capitalised in the financial statements:				
Payable				
- not later than 1 year	-	63,330	-	-
- later than one year but not later than five years	-	128,360	-	-
	-	191,690	-	-

The consolidated entity leased property under non-cancellable operating leases. During the year all operating lease commitments were terminated.

Note 19: Discontinuing Operations

On 5 December 2003, the Company sold its wholly owned subsidiary, Aliquot Property Management Pty Ltd, and therefore discontinued its operations in the management of residential properties. Since 5 December 2003, the Company has continued to focus on its technology business associated with the management of properties and review other business opportunities. As a result of the review, a new business opportunity in the area of bone disease was identified and the Company is in the progress of acquiring Bone Limited (see the Directors' Report for more details).

	Consolidated		Parent Entity	
	2004	**2003**	**2004**	**2003**
	$	$	$	$
The financial performance of the discontinuing operation to the date of sale which has been incorporated into the statement of financial performance is as follows:				
Revenue from ordinary activities	461,957	-	-	-
Expenses from ordinary activities	(1,063,605)	-	(383,686)	-
Loss from ordinary activities before income tax	(601,648)	-	(383,686)	-
Income tax expense	-	-	-	-
Net loss attributable to members of the parent entity	(601,648)	-	(383,686)	-
The carrying amount of the assets and liabilities of the discontinuing operation at the date of sale were:				
Total assets	1,803,137	-	-	-
Total liabilities	(167,667)	-	-	-
Net assets	1,635,470	-	-	-
The net cash flows of the discontinuing operation which have been incorporated into the statement of cash flows are as follows:				
Net cash inflow (outflow) from ordinary activities	(246,670)	-	(131,813)	-
Net cash inflow (outflow) from investing activities	523,835	-	724,953	-
Net increase/(decrease) in cash generated by discontinuing operation	277,165	-	593,140	-
Details of the sale of the operation which has been incorporated into the current year's result are as follows:				
Net sales price	1,650,000	-	1,650,000	-
Carrying amount of net assets / investment sold	(1,635,470)	-	(1,854,875)	-
Costs associated with sale	(34,477)	-	(34,477)	-
Loss on sale before income tax	(19,947)	-	(239,352)	-
Income tax expense	-	-	-	-
Loss on sale after income tax	(19,947)	-	(239,352)	-

Note 20: Segment Information

During the last financial year the Company has predominantly derived all its income from property management related services in Australia. On 5 December 2003, the Company sold its wholly owned subsidiary, Aliquot Property Management Pty Ltd, and therefore discontinued its operations in the management of residential properties, however continued to focus on its technology business associated with the management of properties while reviewing other business opportunities. On 1 June 2004, the Company announced it was planning to acquire Bone Limited, a British based pharmaceutical development company, however the acquisition was subject to shareholders' approval, which was not granted until after year end.

As a result of the above, for the financial year ended 30 June 2004, the Company would still be considered to be predominantly operating in property management services in Australia as in the past financial year and therefore no separate disclosure is required for individual industry segments or geographical segments.

	Consolidated		Parent Entity	
	2004	2003	2004	2003
	$	$	$	$
Note 21: Remuneration of Auditors				
Remuneration for audit or review of the parent entity or any entity in the consolidated entity:				
Auditors of the parent entity	10,784	10,947	10,784	10,947
Remuneration for other services by the parent entity auditors	9,732	4,260	9,732	4,260
	20,516	15,207	20,516	15,207

Note 22: Directors' Remuneration

(a) Names and positions held of parent entity directors and specified executives in office at any time during the financial year are:

Parent Entity Directors

MD Perrott	- Non- executive Chairman
TR Kestel	- Non-Executive Director (appointed 16/12/03)
R Basham	- Non-Executive Director (appointed 12/05/04)
PE Huston	- Managing Director (resigned 12/05/04)
AL Rigoll	- Non-Executive Director (resigned 15/12/03)
AE Brown	- Non-Executive Director (ceased 28/11/03)
BD Burrell	- Non-Executive Director (ceased 28/11/03)

Specified Executives of subsidiary Aliquot Property Management Pty Ltd which was disposed on 5 December 2003

PR Bruhn	- General Manager (ceased 31/10/03)
GP Schaefer	- General Manager (appointed 01/09/03)
TR O'Connor	- Financial Controller and Administration Manager (appointed 01/08/03)

BONE MEDICAL LIMITED AND ITS CONTROLLED ENTITIES
ABN 70 009 109 755

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

Note 22: Directors' Remuneration (continued)

(b) Parent Entity Directors' and Specified Executives' Remuneration

2004	Fees and Salary $	Superannuation Contributions $	Total $
Parent Entity Directors' Remuneration			
MD Perrott	26,000	-	26,000
TR Kestel	13,000	-	13,000
R Basham	3,670	330	4,000
PE Huston	11,000	-	11,000
AL Rigoll	-	-	-
AE Brown	-	-	-
BD Burrell	-	-	-
	53,670	330	54,000
Specified Executives' Remuneration			
PR Bruhn	50,791	2,988	53,779
GP Schaefer	28,162	-	28,162
TR O'Connor	6,667	600	7,267
	85,620	3,588	89,208

2003	Fees and Salary $	Superannuation Contributions $	Total $
Parent Entity Directors' Remuneration			
MD Perrott	24,000	-	24,000
PE Huston	120,000	-	120,000
AL Rigoll	48,000	-	48,000
DA Argyle	10,000	-	10,000
AE Brown	-	-	-
PJ Crowther	-	-	-
BD Burrell	-	-	-
	202,000	-	202,000
Specified Executives' Remuneration			
PR Bruhn	106,785	9,611	116,936
	106,785	9,611	116,936

BONE MEDICAL LIMITED AND ITS CONTROLLED ENTITIES
ABN 70 009 109 755

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2004

Note 22: Directors' Remuneration (continued)

(c) Shareholdings

Number of Shares held by Parent Entity Directors and Specified Executives

	Balance 1/7/03	Received as Remuneration	Net Change Other*	Balance 30/6/04
Parent Entity Directors				
MD Perrott	5,330,360**	-	(3,427,451)	1,902,909
TR Kestel	-	-	146,000	146,000
R Basham	-	-	-	-
PE Huston	5,330,360**	-	(5,310,360)	20,000
AL Rigoll	5,330,360**	-	(5,330,360)	-
AE Brown	3,397,345***	-	(3,355,345)	42,000
BD Burrell	3,397,345***	-	(3,397,345)	-
Specified Executives' Remuneration				
PR Bruhn	7,000	-	-	7,000
GP Schaefer	-	-	18,703	18,703
TR O'Connor	-	-	42,000	42,000
	22,792,770	-	(20,614,158)	2,178,612

* Net change other – refers to shares purchased or sold during the financial year.

** Included in MD Perrott, PE Huston and AL Rigoll's 1/7/03 Opening Balance figures was 5,313,693 shares which were held by Asset Backed Holding Limited, a public listed company in which Michael Perrott and Peter Huston were directors and Michael Perrott, Peter Huston and Antony Rigoll were significant shareholders at 1/7/03.

*** Included in AE Brown and BD Burrell's 1/7/03 Opening Balance figures was 3,397,345 shares which were held by Equitilink elink Limited, a public listed company in which Andrew Brown and Bruce Burrell were directors at 1/7/03.

(d) Remuneration Practices

The remuneration structure for executive officers, including executive directors, is based on a number of factors, including length of service, particular experience of the individual concerned and overall performance of the Company. The contracts for service between the Company and specified directors and executives are on a continuing basis and reviewed annually.

Note 23: Related Party Disclosures

Transactions with directors of the Company and the consolidated entity

The terms and conditions of the transactions with directors and their director related entities were no more favourable than those available, or which might reasonably be expected to be available, on similar transactions to non-director related entities on an arm's length basis.

The aggregate amounts recognised during the year relating to directors and their director-related entities were as follows:

		Consolidated		Parent Entity	
		2004	2003	2004	2003
Director	**Description of services**	$	$	$	$
Michael Perrott and Peter Huston jointly	Office management services and some IT Support, refer note (i) below	226,674	224,911	226,674	221,696
Michael Perrott and Peter Huston jointly	Corporate advice services (ii)	16,167	-	16,167	-
Peter Huston	Legal services by a firm of which he is a partner, refer note (iii) below	62,787	61,495	56,482	16,157

(i) Office management services and basic IT Support including administration support, office facilities, accounting and company secretarial services were provided during the year. Without this service, the company would have to employ its own company secretary, financial controller, bookkeepers and receptionist, as well as rent suitable premises, supply a computer network, telephone equipment and office furniture.

(ii) Corporate advice services were provided in relation to due diligence of new business opportunities and assistance in providing shareholder spread as required under the Australian Stock Exchange listing rules.

(ii) In the past two years legal services were provided in relation to the corporate activities, sale of business, acquisition of Rent Rolls, software purchase agreements and general day to day business and corporate matters.

Note 24: Financial Instruments

(a) Credit Risk

The maximum exposure to credit risk, excluding the value of any collateral or other security, to recognised financial assets is the carrying amount as disclosed in the balance sheet and notes to the financial statements.

The consolidated entity does not have any material credit risk exposure to any single debtor or group of debtors under financial instruments entered into by the consolidated entity.

BONE MEDICAL LIMITED AND ITS CONTROLLED ENTITIES
ABN 70 009 109 755

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2004

Note 24: Financial Instruments (continued)

(b) Interest Rate Risk

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate for each class of financial assets and financial liabilities is set out in the following table:

	Note	Weighted average interest rate	Floating interest rate	Fixed interest maturing in 1 year or less	over 1 to 5 years	5 years	Non-interest bearing	Total
			$	$	$	$	$	$
2004								
Financial assets								
Cash assets	26(b)	4.84%	54,428	1,250,401	-	-	1,906	1,306,735
Receivables	6,8	7.44%	900,000	-	-	-	38,608	938,608
			954,428	1,250,401	-	-	40,514	2,245,343
Financial liabilities								
Payables	12,14		-	-	-	-	181,615	181,615
			-	-	-	-	181,615	181,615
Net financial assets			954,428	1,250,401	-	-	(141,101)	2,063,728
2003								
Financial assets								
Cash assets	26(b)	4.25%	178,059	696,690	-	-	3,265	878,014
Receivables	6,8	-	-	-	-	-	35,929	35,929
Other financial assets	9	-	-	-	-	-	1,901,786	1,901,786
			178,059	696,690	-	-	1,940,980	2,815,729
Financial liabilities								
Payables	12,14		-	-	-	-	260,765	260,765
Net financial assets			178,059	696,690	-	-	1,680,215	2,554,964

Reconciliation of Net Financial Assets to Net Assets	Note	Consolidated 2004	2003
Net financial assets		2,063,728	2,554,964
Other assets	7,11	178,616	37,491
Plant and equipment	10	2,171	84,774
Provisions	13	-	(28,525)
Net assets per statements of financial position		2,244,515	2,648,704

(c) Net Fair Value of Financial Assets and Liabilities

The net fair value of the financial assets and financial liabilities approximates their carrying value. No financial assets and financial liabilities are readily traded on organised markets in standardised form.

The aggregate net fair values and carrying amounts of financial assets and financial liabilities are disclosed in the balance sheet and in the notes to and forming part of the financial statements.

BONE MEDICAL LIMITED AND ITS CONTROLLED ENTITIES
ABN 70 009 109 755

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

	Consolidated		Parent Entity	
	2004	2003	2004	2003
	$	$	$	$
Note 25: Cash Flow Statement Information				
(a) Reconciliation of operating loss after tax to the net cash flows from operations				
Operating loss from ordinary activities after tax	(958,586)	(1,398,571)	(959,447)	(1,398,571)
Amortisation and depreciation	261,644	516,319	9,875	250
Write-off of capitalised software development costs	90,000	-	90,000	-
Provision for non recovery of loan from controlled entity	-	-	-	836,883
Loan forgiveness to related entity	-	-	151,949	-
Loss on sale of equity investments	19,947	-	239,352	-
Profit on sale of fixed assets	(6,921)	994	(6,921)	-
Profit on sale of fixed assets	23,836	(600)	23,303	-
Change in assets/liabilities adjusted for effects of purchases and disposals of controlled entities during the financial year:				
Other debtors	(58,736)	24,398	(25,947)	4,475
Creditors and borrowings	39,133	(36,318)	3,010	(38,348)
Other provisions	-	9,909	-	-
Net cash provided by operating activities	(589,683)	(883,869)	(474,826)	(595,311)
(b) Reconciliation of cash				
Cash at the end of the financial year as shown in the statements of cash flows is reconciled to the related items in the statement of financial position as follows:				
Cash at bank	56,334	181,323	56,334	65,933
Deposits at call	1,250,401	696,691	1,250,401	496,106
Cash at end of year	**1,306,735**	**878,014**	**1,306,735**	**562,039**

Note 26: Events Subsequent to Balance Date

Other than those matters disclosed as events occurring subsequent to the Balance Date in the Director's Report, no other subsequent events have arisen.

BONE MEDICAL LIMITED AND ITS CONTROLLED ENTITIES
ABN 70 009 109 755

DIRECTORS' DECLARATION

1. In the opinion of the directors of Bone Medical Ltd (the "Company"), the financial statements and notes of the Company and of the Consolidated Entity are in accordance with the Corporations Act 2001, including:

   (i) giving a true and fair view of the financial position of the Company and consolidated entity as at 30 June 2004 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and

   (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

2. There are reasonable grounds to believe that the Company and the subsidiaries will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors.



Michael Perrott
Chairman

Perth, Western Australia
29th September 2004

BONE MEDICAL LIMITED AND ITS CONTROLLED ENTITIES
ABN 70 009 109 755

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF BONE MEDICAL LIMITED

Scope

The Financial Report and Directors' Responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for both Bone Medical Limited (the company) and the consolidated entity, for the year ended 30 June 2004. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit Approach

We have conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgment, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

BONE MEDICAL LIMITED AND ITS CONTROLLED ENTITIES
ABN 70 009 109 755

Audit Opinion

In our opinion, the financial report of Bone Medical Limited is in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2004 and of its performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

BDO
Chartered Accountants



GF Brayshaw
Partner

Perth, Western Australia
Dated this 30th day of September 2004

BONE MEDICAL LIMITED AND ITS CONTROLLED ENTITIES
ABN 70 009 109 755

SHAREHOLDER INFORMATION

The shareholder information set out below was applicable as at 10 September 2004.

A. Distribution of Securities

(a) Analysis of numbers of shareholders by size and holding:

Category (size of holding)	Ordinary Shares
1 - 1,000	677
1,001 - 5,000	271
5,001 - 10,000	238
10,001 - 100,000	120
100,001 and over	31
	1,337

(b) There were 568 holders of less than a marketable parcel of ordinary shares.

(c) The percentage of the total holding of the twenty largest security holders is:

Ordinary Shares	82.07%

B. Voting Rights

Ordinary Shares:

On a show of hands every member present in person or by proxy shall have one vote and upon a poll each share shall have one vote.

C. Substantial Shareholders

Substantial shareholders who have notified the Company as at 10 September 2004, are:

Name	%
Proxima Concepts Limited	67.83

BONE MEDICAL LIMITED AND ITS CONTROLLED ENTITIES
ABN 70 009 109 755

SHAREHOLDER INFORMATION

The names of the 20 largest security holders of each class of equity security as at 10 September 2004 are listed below:

TWENTY LARGEST ORDINARY SHAREHOLDERS

Name	Number	Issued Shares Held %
Proxima Concepts Limited	30,000,000	67.83
Hall Phoenix Inwood Limited	1,000,000	2.26
Rivertree Pty Ltd < Bliss a/c>	924,500	2.09
Duncraig Investments Services Pty Ltd <M Perrott a/c>	773,830	1.75
Oak Trust (Guernsey) Limited	400,000	0.90
Gwenny Ivory	400,000	0.90
M Gardner (Investments) Pty Ltd	335,000	0.76
John Richard Frame & Janet Elizabeth Frame <Lanquedoc Superfund A/c>	300,000	0.68
David Stoup	283,333	0.64
Greystoke Holdings Pty Ltd	246,784	0.56
Riverman Holdings	211,250	0.48
Hugo Joseph Bombara & Marianne Bombara <Bombara Retirement Fund a/c>	200,000	0.45
Dr James Neil Phillips & Mrs Sarah Louise Phillips <The Taleisin A/c>	200,000	0.45
Paul Alan Krikler	200,000	0.45
Silverkey Corporation Pty Ltd <The Silverkey A/c>	172,250	0.39
Byrne Holdings Pty Ltd	170,000	0.38
Lentona Holdings Pty Ltd <The Lentona Dillon S/F a/c>	169,169	0.38
Hickshay Pty Ltd	166,666	0.38
Boronia Investments Pty Ltd	161,000	0.36
CPP Pty Ltd	160,000	0.36
	36,473,782	82.45